EXHIBIT 1

                                  PRESS RELEASE

30.5.2007

  THE INDUSTRIAL DEVELOPMENT BANK HAD A PROFIT IN THE FIRST QUARTER OF 2007 OF
                                NIS 4.9 MILLION

The Board of Directors of the Industrial Development Bank of Israel Ltd. approved at its meeting on May 30, 2007 the Bank's reviewed financial statements for March 31, 2007. The Bank finished the first quarter of 2007 with a PROFIT OF NIS 4.9 MILLION, compared with a loss of NIS 10.7 million in the first quarter of 2006.

Dr. Raanan Cohen, the Chairman of the Board, and Mr. Uri Galili, the General Manager of the Bank, announced that the business results testify to the continued success in implementing the Run-off plan approved by the government. In the first quarter of 2007 there was a decrease of about 37% of non-income bearing debt which amounted on March 31, 2007 to NIS 107.2 million as compared with NIS 171.2 million as of December 31, 2006. The total balance sheet credit to problematic borrowers declined by 18.5% and amounted to NIS 403.7 million as compared with NIS 495.2 million at the end of 2006.

Equity capital of the Bank, including preference shares, amounted to NIS 509.7 million on March 31, 2007, compared with NIS 510.6 million at the end of 2006.

Profit from financing operations before provision for doubtful debts amounted in the first quarter of 2007 to NIS 8.7 million, compared with NIS 4.6 million in the first quarter of 2006. The increase in profit from financing operations was due primarily to an increase in income from interest collected from problematic debts which amounted to NIS 6.5 million, compared with NIS 0.8 million in the first quarter of 2006.

The provision for doubtful debts amounted in the first quarter of 2007 to NIS 1 million, compared with NIS 11.2 million in the comparable quarter in 2006. The specific provision for doubtful debts amounted to NIS 3.6 million, compared with NIS 13.9 million in the comparable quarter in the prior year. The decrease in provision expenses was due, among other things, to a reduction of provisions following collection of debts for which provisions were made in the past. Additionally, there was a decrease in the supplementary provision for doubtful debts and this as a result of the decrease in the volume of problematic debts.

Operating and other income in the first quarter of 2007 amounted to NIS 5.3 million compared with NIS 3.9 million in the first quarter of 2006. The increase in income is primarily due to an increase in profits from equity investments. These profits include an amount of NIS 3.6 million received as a dividend for Bezeq shares.

Operating and other expenses in the first quarter of 2007 amounted to NIS 8.1 million compared with NIS 8.0 million in the first quarter of 2006.

Payroll expenses amounted in the first quarter of 2007 to NIS 4.9 million compared with NIS 4.5 million in the first quarter of 2007. Included in the payroll expenses for the first quarter of 2007 is an amount of NIS 0.7 million for payroll VAT. In the comparable quarter in 2006 there was no expense for payroll VAT and this due to an expected loss for the purpose of VAT on profit in 2006. Net of payroll VAT the data show a decrease of NIS 0.3 million in payroll expenses as compared with the comparable period in 2006.

In most other operating expense items there was a significant decrease and this as part of the efficiency plan accompanying the "Run-Off" plan. These expenses amounted to NIS 2.5 million, compared with NIS 2.9 million in the comparable period of 2006.

The total credit balance to the public (excluding credit secured by a State guarantee to the Israel Electric Company) amounted on March 31, 2007 to some NIS 789 million compared with some NIS 848 million on December 31, 2006.

Deposits from the public on March 31, 2007 amounted to some NIS 66 million compared with some NIS 67 million on December 31, 2006.

                                       2